EXHIBIT 99.1

Precision Drilling Corporation Announces Closing of Offering of US$400,000,000 of 6.875% Senior Notes Due 2029 and Redemption of 7.75% Senior Notes Due 2023 and 5.25% Senior Notes Due 2024

CALGARY, Alberta, June 15, 2021 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) announced today the closing of its previously announced private offering of US$400 million aggregate principal amount of 6.875% Senior Notes due 2029 (the “Notes”), issued at a price equal to 99.253% of the face value, in a transaction that was exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes are guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries of Precision that also guarantee Precision’s revolving credit facility and certain other future indebtedness. As previously announced, Precision will use the net proceeds from the offering, together with unutilized capacity under its revolving credit facility to: (i) redeem in full US$286 million aggregate principal amount of its 7.750% Senior Notes due 2023 (the “2023 Notes”) and (ii) redeem in full US$263 million aggregate principal amount of its 5.250% Senior Notes due 2024 (“2024 Notes”). The redemption of the 2023 Notes and 2024 Notes will occur on June 16, 2021 and interest will cease to accrue on the 2023 Notes and 2024 Notes on that date.

The Notes and the related guarantees were offered only to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the Securities Act and applicable state securities or blue sky laws and foreign securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, any securities, nor shall there be any sales of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Precision
Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6100

800, 525 - 8th Avenue S.W. Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com